July 7, 2008

Ms. Anne Nguyen Parker Branch Chief Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W., Mail Stop 7010 Washington, D.C. 20549-0405

Re: Responses to the Securities and Exchange Commission
Staff Comments dated July 2, 2008, regarding
Timberline Resources Corporation

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed June 10, 2008

Form 10-QSB for the quarter ended December 31, 2007
Filed February 19, 2008
File No. 0-51549

Form 10-QSB for the quarter ended March 31, 2008
Filed May 15, 2008
File No. 0-51549

Form SB-2
Filed December 26, 2007
File No. 333-148336

Dear Ms. Nguyen-Parker:

This letter responds to the staff’s comments set forth in the July 2, 2008 letter regarding the above-referenced Amendment No 2. to Preliminary Proxy Statement on Schedule 14A, Forms 10-QSB for the quarters ended December 31, 2007 and March 31, 2008 and Form SB-2.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Ms. Anne Nguyen Parker

July 7, 2008

Form SB-2, file no. 333-148336

Staff Comment No. 1.

We note your response to our prior comment 2 and reissue it in part.  Tell us whether you intend to proceed with the registration of the securities, and if so, the expected timing.

Timberline’s Response:

We do intend to proceed with the registration of the securities covered by the above-referenced Form SB-2.  We intend to amend and take this amended Form SB-2 effective as soon as we file our definitive proxy statement.

Form 10-QSB for the quarter ended December 31, 2007

Form 10-QSB for the quarter ended March 31, 2008

Changes in Internal Control Over Financial Reporting, page .9

Staff Comment No. 2.

We note your response to our prior comment 3.  Please file on EDGAR as correspondence the drafts of the Form 10-QSBs that you provided to us with your response.

Timberline’s Response:

The drafts of the Form 10-QSBs that we provided to you have been filed on EDGAR as  correspondence.

Staff Comment No. 3.

In the Form 10-QSB for the quarter ended December 31, 2007 please specifically state if there were any changes in your internal controls over financial reporting that occurred during the period covered by the report, as required by Item 308(c) of Regulation S-B.

Timberline’s Response:

We have updated the disclosure in our Forms 10-QSB for the quarters ended December 31, 2007 and March 31, 2008 to specifically discuss the changes to internal controls over financial reporting that occurred during the periods covered by the reports.

Ms. Anne Nguyen Parker

July 7, 2008

Executive Compensation Agreements and Summary of Executive Compensation

Report on Executive Compensation, page 19

Staff Comment No. 4.

We note your response to our prior comment 19 and your reference to option awards made “in the normal course.” Please specify the amount of each award made to each officer in the normal course, and state whether the award is subject to any vesting schedule.  State whether you expect to make similar awards in the future.

Timberline’s Response:

We have added additional disclosure on page 16 to clarify which options were made to Messrs. Thornberry, Klepfer, Dircksen, Swallow and Hardy as “normal course of business” issuances and which were made pursuant to an employment agreement.  We have also stated that these awards are subject to a vesting schedule, and that we do intend to make similar awards in the future.

Executive Compensation Agreements, page 20

General

Staff Comment No. 5.

We note your response to our prior comment 20.  Please add a brief definition of the terms “Manifest Cause” and “Good Reason.”

Timberline’s Response:

We have added to pages 17 definitions for the terms “Manifest Cause” and “Good Reason,” which are terms defined in our employment agreements with Messrs. Swallow, Hardy and Dircksen.

Staff Comment No. 6.

We note your response to our prior comment 21 and reissue it in part.  Please file an amendment to the Form 8-K you filed on March 11, 2008 to include the severance agreements with Messrs. Kettle and Deeds as exhibits.

Timberline’s Response:

On July 3, 2008, we filed a Form 8-K disclosing the terms of a term sheet and promissory note we entered into with Auramet Trading, LLC and the repurchase of all of the previously outstanding Series A Preferred Shares held by Mr. Kettle.  As an exhibit to this 8-K, we provided a copy of the severance agreements with Messrs. Kettle and Deeds.

Ms. Anne Nguyen Parker

July 7, 2008

Certain Relationships and Related Transactions, page 27

General

Staff Comment No. 7.

We note your response to our prior comment 30 and reissue it in part.  For each transaction state how it was approved, for example whether by the disinterested members of the board.

Timberline’s Response:

We have provided additional disclosure on pages 23 through 26 to indicate how each of the transactions described in this section were approved.

Staff Comment No. 8.

We note your response to our prior comment 31.  We note that at the time of the acquisition of Kettle Drilling, you valued the Series A preferred stock at $2 million.  Explain how you arrived at the fair value of the preferred shares at the time of the acquisition, and how you further determined that the fair value of the preferred stock is now $10 million.

Timberline’s Response:

At the time we acquired Kettle, there was a $2,000,000 portion of the purchase price that was paid by delivery of 5,000,000 shares of Series A Preferred Stock.  The fair value of the stock was determined to be $0.40 per share because that was the approximate market price at the time the acquisition price was negotiated and the buyer and the seller agreed it was the fair value of the stock at the time of the acquisition.

During the arm’s length negotiations regarding the terms of the repurchase of the Series A Preferred Stock, Messrs. Kettle and Deeds offered to sell all of their Series A Preferred shares for a total price of $10 million.  This price was significantly below the then market price for the Company’s common shares, and we determined the repurchase of the Series A Preferred Stock at this price to be advantageous to the company and our shareholders.

We have added this additional disclosure to page 26 of our proxy statement.

Approval of the SMD Purchase

General, page 36

Staff Comment No. 9.

We note your response to our prior comment 32, and reissue it in part.  Instruction 3 to Item 14 of Regulation 14A states that the information required by

Ms. Anne Nguyen Parker

July 7, 2008

Item 14(c)(1) of Regulation 14A need not be provided if only the shareholders of the acquiring company are voting, unless the information is material to an informed voting decision.  Provide an analysis of whether the information is required in light of the provisions of Instruction 3.

Timberline’s Response:

As noted in our prior response, we believe the information required by Item 14(c)(1) and Form S-4 need not be included in our proxy because SMD is owned by a single individual, thus only the shareholders of the acquiring company are voting.  If shareholders of SMD were voting to approve our acquisition of SMD, the information about our company required by Form S-4 would be material to their informed voting decision.  However, such information is not material to Timberline shareholders, who have already made an investment decision about Timberline and have sufficient and current information about our company from our periodic filings and registration statements.  Please note that our Form 10-K is being provided to the shareholders with the proxy.

Calculation of Shareholder Value, page 36

Staff Comment No. 10.

Provide the percentage of common stock outstanding on a fully diluted basis for the stock expected to be issued in the SMD purchase and under the equity incentive plan.

Timberline’s Response:

This information has been added to our proxy statement on page 30.

Terms of the SMD Purchase

Post-Closing Liquidity Outlook, page 41

Staff Comment No. 11.

In light of your disclosure that you may purchase the Series A preferred stock using a $7.5 million short term loan from a third party and a $2.5 million note to the sellers, along with the loss of revenue that SMD will experience as a result of withdrawing from the Barrick projects, expand your disclosure in this section to discuss the material terms of the SMD and Kettle lines of credit, the short term $7.5 million loan and the $2.5 million note.  State whether any amounts are outstanding under the Kettle line of credit.  Quantify the loss of revenues that SMD will experience due to its withdrawal from the Barrick projects.  State whether SMD is expected to be exposed to any damages in regard to the fatality at the Getchell mine.

Ms. Anne Nguyen Parker

July 7, 2008

Timberline’s Response:

We have expanded out disclosure regarding the material terms of the SMD line of credit and the short term loan used to repurchase the Series A Preferred Shares.  We have revised the description of the repurchase to clarify that we did not issue a $2.5 million note to the seller.  We have also stated that no amounts are outstanding under the Kettle line of credit, which has now been terminated.  Further, we have quantified the loss of revenue due to SMD’s withdrawal from the Barrick projects and the effect of any exposure related to the Getchell fatality.  Please see revised disclosure on page 35 of our proxy statement.

Reports, Opinions, Appraisals

Opinion of Jefferies & Company, Inc., page 49

Staff Comment No. 12.

We note your response to our prior comment 46 and reissue it.  We note that SMD disclosed projected revenues, gross profit, EBIT and EBITDA to Jefferies, who then disclosed that information to your Board.  Please revise the proxy statement to disclose these projections, or provide us with your analysis as to why the projections are not material to the voting decision of your shareholders.

Timberline’s Response:

We have included these projections in our proxy statement on page 47.

Staff Comment No. 13.

We note your response to our prior comment 47 and reissue it.  The language stating that the opinion is for the use and benefit of the board is inconsistent with the disclosures relating to the opinion and should be eliminated.  Alternatively, disclose the basis for Jefferies’ belief that shareholders cannot rely upon the opinion to support any claims against Jefferies arising under applicable state law and describe any applicable state law authority regarding the availability of such a potential defense.  In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state law defense to Jefferies would have no effect on the rights and responsibilities of either Jefferies or the board of directors under the federal securities laws.

Timberline’s Response:

We have been informed that in your conversations with counsel to Jefferies & Co., you stated that comment No. 13 expressed your concern about the linkage between the

Ms. Anne Nguyen Parker

July 7, 2008

following two sentences in the opinion:

"It is understood that our opinion is for the use and benefit of the Board of  Directors of the Company in its consideration of the Transaction, and our opinion   does not address the relative merits of the transactions contemplated by the   Purchase Agreement as compared to any alternative transaction or opportunity   that might be available to the Company, nor does it address the underlying   business decision by the Company to engage in the Transaction or the terms of   the Purchase Agreement or the documents referred to therein."

"Except as otherwise expressly provided in our engagement letter with the  Company, our opinion may not be used or referred to by the Company, or quoted   or disclosed to any person in any matter, without our prior written consent."

Based on these conversations, we understand that your concern would be satisfied by elimination of the second sentence from the opinion.  Jefferies has removed the second sentence from its opinion.

Staff Comment No. 14.

We note your response to our prior comment 48 and reissue it in part.  Since in portions of two of your valuation methods the purchase price falls below the range, explain how this supports the fairness opinion.  Finally, explain why Jefferies determined that the transaction is fair in light of each valuation method.

Timberline’s Response:

The purchase price to be paid for SMD falls below the valuation range indicated in several of the valuation methodologies.  From an acquiror's perspective, the methodologies with valuation ranges above the purchase price for SMD support the fairness opinion because these valuation methodologies suggest that a higher purchase price could have been fair from a valuation perspective.  Jefferies determined that the transaction is fair to the Company because the purchase price falls either below or within the valuation range of all valuation methods employed in its fairness opinion.

Past Contracts, Transactions or Negotiations, page 55

Staff Comment No. 15.

We note your response to our prior comment 51, and the Board’s consideration of SMD’s future cash flows.  Please disclose the projected cash flows relied upon by the Board, to the extent they have not already been disclosed pursuant to comment 12.  State whether these cash flow projections have been updated in light of the withdrawal from the Barrick projects.

Ms. Anne Nguyen Parker

July 7, 2008

Timberline’s Response:

In response to your comment No. 12, we have disclosed in our proxy statement the projected revenues, gross profit, EBIT and EBITDA for SMD previously provided to the Board.  No projected cash flow numbers were submitted to the Board.  We disclose that these projections have not been updated in light of the withdrawal from the Barrick projects.  References to internal discussions regarding the availability of cash flow for use with exploration activities was general in nature and not related to specific cash flow projections.

SMD Management’s Discussion of Financial Condition and Results of Operations

Results of Operations, page 75

Staff Comment No. 16.

In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods.  Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses.  Instead of simply using the term “primarily” to describe changes, quantify, if material, the amount of the change that is attributable to the primary source you identify.  As one example, in your discussion of the results for the quarters ended March 31, 2008 and 2007 you state the SMD’s revenue increase was primarily due to strong operational performance at all projects and the Golden Sunlight project operating at normal capacity.  Quantify the amounts related to each factor.  See Section III.D of SEC Release 33-6835 (May 18, 1989).

Timberline’s Response:

We have updated and revised the disclosure in SMD Management’s Discussion of Financial Condition and Results of Operations.  Please see pages 63 and 64 of our proxy statement.

* * * * *

Thank you for your review of the revised filing.  If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at (208) 664-4859 or Kimberley Anderson at (206) 903-8803.

Sincerely,

Timberline Resources Corporation

/s/ Randal Hardy

Randal Hardy

Chief Executive Officer and Chief Financial Officer

cc: Dorsey & Whitney LLP